                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                     FOR THE QUARTER ENDED DECEMBER 31, 1998



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935












                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
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                                    CONTENTS

                                                                            Page

ITEM 1 - Organization Chart                                                   2


ITEM 2 - Issuances and Renewals of Securities and Capital Contributions       4


ITEM 3 - Associated Transactions                                              4


ITEM 4 - Summary of Aggregate Investment                                      5


ITEM 5 - Other Investments                                                    5


ITEM 6 - Financial Statements and Exhibits                                    6

         Exhibits                                                             6


SIGNATURE                                                                     6

ITEM 1 - ORGANIZATION CHART


     Name           Energy or                                        Percentage
of Reporting       gas-related       Date of         State of        of Voting      Nature of
  Company            Company      Organization     Organization   Securities Held   Business
  -------            -------      ------------     ------------   ---------------   --------
Alamco, Inc.       Alamco        August 7, 1997      Delaware           100%        Exploration
(Alamco)                                                                            and Production
                                                                                    of natural gas
                                                                                    and oil

Columbia           Deep Water    January 7, 1998     Delaware           100%        (Non-FERC
Deep Water                                                                          jurisdictional)
Services                                                                            gas pipeline
Company                                                                             development
(Deep Water)

Columbia           CEGGC         May 21, 1998        Delaware           100%        Co-generation
Electric Gregory                                                                    Power Plant
General Corp.
(CEGGC)

Columbia           CEGLC         May 21, 1998        Delaware           100%        Co-generation
Electric Gregory                                                                    Power Plant
Limited Corp.
(CEGLC)

Columbia           CER           October 1, 1998     Delaware           100%        Resource
Energy                                                                              Development
Resources, Inc.
(CER)

Columbia           CELC          November 6, 1998    Delaware           100%        Electric
Electric Liberty                                                                    Generation
Corp. (CELC)*

Columbia           CELHC         November 6, 1998    Delaware           100%        Electric
Electric Limited                                                                    Generation
Holdings Corp.
(CELHC)**

 * Formerly TriStar Ventures Corporation 10 (TVC-10)
** Formerly TriStar Ventures Corporation 9 (TVC-9)

On August 7, 1997, Columbia Natural Resources, Inc. (Columbia Resources) acquired Alamco, a gas and oil production company that operates in the Appalachian Basin, for approximately $100 million including the assumption of $24 million of outstanding debt. Under the agreement, holders of Alamco received, on a fully diluted basis, $15.75 per share of common stock. On October 1, 1998, CER was chartered and became a new holding company for Columbia Resources, CNR Canada and Hawg Hauling. The establishment of the holding company also completed the formal merger of Alamco and its assets into Columbia Resources.

On January 7, 1998, Columbia Capital Corporation, formerly known as Tristar Capital Corporation, created a new subsidiary, Deep Water, for the purpose of developing or acquiring gas pipeline projects and pipeline capacity and associated products and services not subject to jurisdiction by the Federal Energy Regulatory Commission. The new corporation is authorized to issue 10,000 shares of stock, each having a par value of $1. On January 21, 1998, the Board of Directors of Deep Water authorized to issue and sell for cash to Columbia Capital Corporation up to 500 shares of common stock, $1 par value per share, at a price of $10,000 per share, of which the consideration received in excess of par value will be designated as paid-in excess. Effective November 1,1998, Deep Water became a direct subsidiary of Columbia Pipeline Corporation by way of a sale for book value by Columbia Capital Corporation to Columbia Pipeline Corporation.

On May 21, 1998, Columbia Electric Corporation (CE) created two subsidiary corporations for the purpose of participating in the Gregory Power Partners, L.P., a Texas limited partnership (GPPLP) to be organized in connection with the development, ownership, financing, construction and operation of a power generation project to be located at the Reynolds Metal Company Sherwin Alumina facility near Gregory, Texas.

CEGGC is authorized to issue 3,000 shares of stock, each having a par value of $1. On May 21, 1998, the Board of Directors of CEGGC authorized to issue and sell for cash or other valuable consideration to CE up to 1,000 shares of common stock, $1 par value per share, at a price of $10,000 per share. Consideration given in excess of par value was designated as paid-in excess. On July 9, 1998, CEGGC issued and sold for cash to CE, 3 shares of common stock. On August 28, 1998, CEGGC issued and sold for cash to CE, 6 shares of common stock. Consideration received in excess of par value was designated as paid-in excess.

CEGLC is authorized to issue 3,000 shares of stock, each having a par value of $1. On May 21, 1998, the Board of Directors of CEGLC authorized to issue and sell for cash or other valuable consideration to CE up to 1,000 shares of common stock, $1 par value per share, at a price of $10,000 per share. Consideration given in excess of par value was designated as paid-in excess. On July 9, 1998, CEGLC issued and sold for cash to CE, 122 shares of common stock. On August 28, 1998, CEGLC issued and sold for cash to CE, 252 shares of common stock. Consideration received in excess of par value was designated as paid-in excess.

On August 19, 1998, TVC-10 issued and sold for cash to CE, 3 shares of common stock, $1 par value, for $10,000 per share. Consideration received in excess of par value was designated as paid-in excess. On August 19, 1998, TVC-9 issued and sold for cash to CE, 100 shares of common stock, $1 par value, for $10,000 per share. Consideration received in excess of par value was designated as paid-in excess.

On November 6, 1998, TVC-10 was renamed CELC. CELC was formed for the purpose of participating in the Liberty Electric Power LLC Project, a Delaware Limited Liability Corporation. Liberty Electric Power LLC was organized on July 10, 1998 in connection with the development, ownership, financing, construction and operating of a power generation project to be located in Eddystone, Pennsylvania. On November 6, 1998, TVC-9 was renamed CELHC. CELHC was formed in order to acquire and maintain limited partnership holdings in various projects. To date, CELHC maintains limited holdings in the Gregory Power Partnership, LP; Gregory Partners LLC; and Liberty Electric Power LLC. Effective December 14, 1998, CEGLC and Columbia Electric Gregory Member Corporation were dissolved. The assets and liabilities of these companies were closed into CELHC.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
(dollars)

Company      Type of   Principal   Person to                   Collateral to   Consideration
Issuing     Security   Amount of   Issue or       Cost of      Whom Security    Given with     Received for
Security     Issued    Security     Renewal       Capital        was Issued      Security      Each Security
---------   --------   ---------   ---------   -------------   -------------    ----------     -------------
Confidential treatment requested.

CAPITAL CONTRIBUTIONS:
(dollars in thousands)

   Company                      Company                            Amount
Contributing                   Receiving                             of
   Capital                      Capital                     Capital Contribution
   -------                      -------                     --------------------
Confidential treatment requested.

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies (dollars in thousands)

Reporting   Associate
 Company     Company    Types of    Direct   Indirect                Total
Rendering   Receiving   Services    Costs      Costs       Cost      Amount
 Services    Services   Rendered   Charged    Charged   of Capital   Billed
---------   ---------   --------   -------   --------   -----------  ------
Confidential treatment requested.

Part II -- Transactions performed by associate companies on behalf of reporting companies (dollars)

Associate   Reporting
Company     Company     Types of   Direct    Indirect                Total
Rendering   Receiving   Services   Costs     Costs      Cost         Amount
Services    Services    Rendered   Charged   Charged    of Capital   Billed
---------   ---------   --------   -------   --------   ----------   ------
Confidential treatment requested.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)

   Total consolidated capitalization as of December 31, 1998                    $4,008,200   Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                                  $  601,260   Line 2

   Greater of $50 million or line 2                                             $  601,260   Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                        *
                                                                                ----------
   Total current aggregate investment                                                *       Line 4
                                                                                ----------

   Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
   (line 3 less line 4)                                                              *       Line 5


Investments in gas-related companies                                                 *

* Confidential treatment requested.

ITEM 5 - OTHER INVESTMENTS

    Major Line            Other                Other
of Energy-Related   Investment in last   Investment in this   Reason for difference in
     Business          U-9C-3 Report        U-9C-3 Report         Other Investment
-----------------   ------------------   ------------------   ------------------------
Confidential treatment requested.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements: SEE 1998 FORM U-5S FOR COLUMBIA ENERGY GROUP

Exhibits:

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

          NOT APPLICABLE

     2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

          NOT APPLICABLE.


                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Columbia Energy Group
                             ---------------------------------------------------
                                               (Registrant)


Date: March 31, 1999         By:           /s/ M. W. O'Donnell
                                 -----------------------------------------------
                                               M. W. O'Donnell
                                             Vice President and
                                 Senior Vice President & Chief Financial Officer


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